For Immediate Release

NOVADAQ Reports First Quarter 2016 Financial Results

Toronto, Ontario – April 27, 2016 – NOVADAQ Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its first quarter ended March 31, 2016. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

For the three months ended March 31, 2016, NOVADAQ reported revenues of $17.7 million, an increase of 52% from $11.7 million in the first quarter of 2015. Total direct sales increased by $6.1 million, or 71%, and total Partnered/International sales decreased by $0.1 million, or 1%, compared to Q1-2015.

The following table sets out certain supplemental quarterly revenue and installed base metrics to assist investors in following the Company’s progress over time:

	Q1-2016	Q1-2015	Change

REVENUES (million’s)
Recurring	$7.0	$4.9	+41%
Capital	7.6	3.6	+113%
Total Direct	14.6	8.5	+71%
Partnered/International	3.1	3.2	-1%
Total	$17.7	$11.7	+52%

INSTALLED BASE
Direct Systems	760	575	+32%
Recurring Revenue/Direct System	$9,153	$8,566	+7%

The Company estimates that the number of procedures performed using SPY technology systems during the first quarter was approximately 12,300, representing an increase of 40% year-over-year and 8% sequentially over the previous quarter.

First quarter gross profits of $12.7 million (71% margin) compared to gross profits of $7.5 million (64%) in the same period last year.

Net loss for the 2016 first quarter was $7.0 million, or $0.12 basic loss per share, compared with net loss of $11.3 million, or $0.20 basic loss per share, in Q1-2015. The decrease in net loss was primarily the result of an increase in gross profit of $5.2 million and an increase in warrant revaluation income of $1.3 million. Offsetting these amounts was an increase in operating expenses of $2.2 million.

First quarter 2016 operating burn (cash consumed by operating activities before changes in working capital) was $5.5 million compared to $8.3 million in the first quarter of 2015. This difference in operating burn was mainly driven by increased gross profit, offset partly by increased selling and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. During Q1-2016, non-cash working capital increased by $2.3 million, driven by a reduction in accounts payable and accrued liabilities and increased inventories, partially offset by an increase in deferred revenue and a reduction in prepaid expenses and other assets.

Cash and cash equivalents were $96.6 million at March 31, 2016, reflecting a decrease of $10.2 million compared to the cash position as at December 31, 2015.

“Not only did we achieve our growth expectations for Q1, but we also made meaningful progress with a number of strategic activities that we have underway, which are designed to further spur growth for the Company over the medium- and long-term,” commented Arun Menawat, NOVADAQ’s President and Chief Executive.

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, April 27, 2016 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13635137 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 180 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at	As at
	March 31,	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$96,607,988	$106,790,202
Accounts receivable	21,775,829	21,767,746
Prepaid expenses and other assets	3,026,256	3,362,854
Inventories	11,694,214	10,680,885
	133,104,287	142,601,687

Non-current assets
Property and equipment, net	15,780,818	14,830,114
Intangible assets, net	18,103,388	18,539,790

Total Assets	$166,988,493	$175,971,591

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10,190,147	$12,145,572
Provisions	464,580	454,579
Deferred revenue	1,492,491	1,124,808
Income taxes payable	1,600	12,500
Distribution rights payable	250,000	250,000
	12,398,818	13,987,459
Non-current liabilities
Deferred revenue	899,965	849,299
Distribution rights payable	1,509,040	1,735,012
Shareholder warrants	—	16,437,795

Total Liabilities	$14,807,823	$33,009,565

Shareholders' Equity
Share capital	$337,864,162	$322,687,011
Contributed surplus	17,422,057	16,400,830
Deficit	(203,105,549)	(196,125,815)

Total Shareholders' Equity	$152,180,670	$142,962,026

Total Liabilities and Shareholders' Equity	$166,988,493	$175,971,591

Total number of common shares outstanding	57,431,414	56,253,327

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)
(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2016	March 31, 2015

Product sales	$16,779,708	$11,067,180
Royalty revenue	495,250	452,380
Service revenue	451,113	171,781
Total revenues	17,726,071	11,691,341
Cost of sales	5,068,043	4,220,144
Gross profit	12,658,028	7,471,197

Selling and distribution expenses	15,308,081	12,497,654
Research and development expenses	3,163,368	3,622,553
Administrative expenses	2,556,259	2,686,706
Total operating expenses	21,027,708	18,806,913

Loss from operations	(8,369,680)	(11,335,716)

Finance costs	(24,028)	(26,048)
Finance income	89,681	53,743
Warrants revaluation adjustment	1,324,293	22,630
Net loss and comprehensive loss for the period	$(6,979,734)	$(11,285,391)

Basic loss and comprehensive loss per share for the period	$(0.12)	$(0.20)
Diluted loss and comprehensive loss per share for the period	$(0.14)	$(0.20)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(expressed in U.S. dollars)

	For the three month period ended
	March 31, 2016	March 31, 2015
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(6,979,734)	$(11,285,391)
Items not affecting cash
Depreciation of property and equipment	1,311,122	1,216,374
Amortization of intangible assets	436,402	436,401
Stock-based compensation	1,047,343	1,347,748
Imputed interest on distribution rights payable	24,028	26,048
Shareholder warrants revaluation adjustment	(1,324,293)	(22,630)
	(5,485,132)	(8,281,450)
Changes in non-cash working capital
Increase in accounts receivable	(8,083)	(1,434,355)
Increase in inventories	(1,013,329)	(414,813)
Decrease in income taxes payable	(10,900)	—
Decrease (Increase) in prepaid expenses and other assets	336,598	(986,653)
(Decrease) increase in accounts payable and accrued liabilities and provisions	(1,951,375)	2,050,284
Increase in deferred revenue	367,683	186,363
Net change in non-cash working capital balances related to operations	(2,279,406)	(599,174)

Increase in non-current deferred revenue	50,666	273,021
Cash used in operating activities	(7,713,872)	(8,607,603)

INVESTING ACTIVITIES
Purchase of property and equipment	(2,774,422)	(1,206,099)
Disposal of property and equipment	512,596	204,935
Cash used in investing activities	(2,261,826)	(1,001,164)

FINANCING ACTIVITIES
Proceeds from exercise of options	37,533	508,941
Proceeds from exercise of warrants	—	699,209
Repayment of distribution rights payable	(250,000)	—
Cash provided by financing activities	(212,467)	1,208,150

Net decrease in cash and cash equivalents	(10,188,165)	(8,400,617)
Net foreign exchange difference	5,951	(32,732)
Cash and cash equivalents at beginning of period	106,790,202	141,447,544

Cash and cash equivalents at end of period	$96,607,988	$133,014,195